UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

dMY Squared Technology Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Titles of Class of Securities)

233276104

(CUSIP Number)

January 2, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233276104	Schedule 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON dMY Squared Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,579,750 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,579,750 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,750 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.3% (3)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 233276104	Schedule 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Harry L. You
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,579,750 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,579,750 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,750 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.3% (3)
12	TYPE OF REPORTING PERSON IN

(1)

The Sponsor, dMY Squared Sponsor, LLC, owns 1,579,750 shares of Class B common stock of the Issuer, which are convertible into shares of Class A common stock of the Issuer (“Class A Common Stock”) (i) at any time and from time to time at the election of the holder and (ii) automatically concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, in each case subject to adjustment. Harry L. You is the manager of the Sponsor and shares voting and investment discretion with respect to the securities held of record by the Sponsor. Mr. You disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)

Excludes 2,884,660 shares of Class A Common Stock issuable upon exercise of 2,884,660 warrants held by the Sponsor, each exercisable at $11.50 per share, that are not exercisable within 60 days of the date hereof.

(3)

Based on an aggregate of (i) 2,338,586 shares of Class A Common Stock outstanding as of January 2, 2024, after taking into account the redemptions of Class A Common Stock reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 8, 2024, and (ii) 1,579,750 shares of Class A Common Stock issuable upon the conversion of 1,579,750 shares of Class B Common Stock held by the Sponsor.

CUSIP No. 233276104	Schedule 13G	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

dMY Squared Technology Group, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1180 North Town Center Drive, Suite 100

Las Vegas, NV 89144

Item 2(a). Name of Person Filing:

This statement is filed on behalf of dMY Squared Sponsor, LLC and Harry L. You (the “Reporting Persons”):

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o dMY Squared Technology Group, Inc.

1180 North Town Center Drive, Suite 100

Las Vegas, NV 89144

Item 2(c). Citizenship:

See responses to row 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

233276104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

CUSIP No. 233276104	Schedule 13G	Page 5 of 7 Pages

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to row 9 on each cover page.

(b)	Percent of class:

See responses to row 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to row 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to row 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to row 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to row 8 on each cover page.

The securities are held directly by dMY Squared Sponsor, LLC. Harry L. You is the manager of the Sponsor and shares voting and dispositive control over the securities held directly by the Sponsor. Mr. You disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 233276104	Schedule 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

dMY Squared Sponsor, LLC

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	Manager

/s/ Harry L. You
Harry L. You

CUSIP No. 233276104	Schedule 13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement